EXHIBIT 99.1

Stevanato Group Reports Record Revenue of €1,104 Million for Fiscal Year 2024

- Introduces 2025 Guidance -

(PIOMBINO DESE, Italy) – March 6, 2025 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the fourth quarter and fiscal year 2024.

Fourth Quarter and Full-Year 2024 Highlights (comparisons to prior-year period)

•
Revenue for the fourth quarter of 2024 increased 3% to €330.6 million, and high-value solutions represented 40% of total revenue, in line with Company expectations.
•
For the fourth quarter, diluted earnings per share were €0.18, and adjusted diluted earnings per share were €0.19.
•
Adjusted EBITDA margin increased 50 basis points to 27.5% for the fourth quarter.
•
For fiscal year 2024, revenue increased 2% to €1,104 million, and high-value solutions represented 38% of total revenue.
•
For fiscal year 2024, diluted earnings per share were €0.43, and adjusted diluted earnings per share were €0.48.
•
Adjusted EBITDA margin for fiscal year 2024 was 23.5%.
•
The Company is establishing fiscal year 2025 guidance and expects revenue in the range of €1,160 million to €1,190 million, adjusted EBITDA in the range of €293.0 million to €306.3 million, and adjusted diluted EPS between €0.51 and €0.55.

Fourth Quarter 2024 Results

For the fourth quarter of 2024, revenue increased 3% (3% on a constant currency basis) compared with the same period last year, to €330.6 million, driven by a 7% increase in the Company's Biopharmaceutical and Diagnostic Solutions (BDS) Segment, which offset the expected 16% decline in its Engineering Segment.

Revenue from high-value solutions increased to a record €131 million and represented 40% of total revenue for the fourth quarter of 2024, compared with 37% for the same period last year, driven primarily by increased customer demand for high-performance syringes. As expected, lower revenue from EZ-fill® vials unfavorably impacted the mix within high-value solutions for the fourth quarter of 2024.

Gross profit margin for the fourth quarter of 2024 decreased by 210 basis points to 29.7%, compared with the same period last year, primarily due to the effects of vial destocking, and lower gross profit from the Engineering Segment. This was partially offset by a strong quarter in high-value solutions and year-over-year improvements in the Company's Fishers and Latina manufacturing facilities.

For the fourth quarter of 2024, operating profit margin increased 20 basis points to 20.2%, due to cost management initiatives. Adjusted operating profit margin increased 70 basis points to 21.5%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Full Year 2024 Results

Revenue for the full year increased 2% (2% on a constant currency basis) to €1,104 million, compared with the same period last year, driven by 6% growth in the BDS Segment, which was offset by a 17% decline from the Engineering Segment. Revenue from high-value solutions increased 15% to €422.3 million for fiscal year 2024, and represented 38% of total Company revenue compared with 34% last year.

As expected, gross profit margin for fiscal 2024 decreased to 27.4%, compared with 31.3% in 2023, mainly due to (i) lower bulk and EZ-fill® vial volumes related to vial destocking, (ii) lower gross profit from the Engineering Segment, and (iii) short-term inefficiencies tied to the start-up of the Company's new manufacturing facilities. As a result, operating profit margin was 14.6% and adjusted operating profit was 16.2% for fiscal 2024.

Franco Stevanato, Chairman and Chief Executive Officer, stated, "We finished the year with positive fourth quarter results, which were in line with our expectations. The increase in high-value solutions was driven by strong customer demand for high-performance syringes. We believe our growth investments are aligned to satisfy market needs to capitalize on the growing patient demand for biologics such as GLP1s and monoclonal antibodies. In 2024, revenue from biologics increased to 34% of BDS Segment revenue, compared with 30% in the same period last year. We continue to make meaningful progress on our Engineering optimization plan and are on track to complete the majority of the previously delayed projects by mid-year 2025."

Biopharmaceutical and Diagnostic Solutions Segment (BDS)
Revenue grew 7% (8% on a constant currency basis) to €279.4 million for the fourth quarter, and increased 6% (7% on a constant currency basis) to €933.7 million for fiscal 2024, compared with the same periods last year, driven primarily by growth in high-value syringes, which was partially offset by the expected revenue declines from bulk and EZ-fill® vials. The declines were more pronounced in EZ-fill® vials.

Revenue from high-value solutions increased to 47% and 45% of Segment revenue in the fourth quarter and full year, respectively.

For the fourth quarter of 2024, gross profit margin decreased to 31.1%, mostly due to the expected temporary effects from vial destocking, which was partially offset by a strong quarter in high-value solutions and improvements in Fishers and Latina as the Company continues to scale its manufacturing operations. For fiscal year 2024, gross profit margin decreased to 28.7% driven by: (i) vial destocking, and (ii) short term inefficiencies tied to the start-up phase of the Company's new manufacturing facilities.

Engineering Segment
Revenue from the Engineering Segment decreased 16% to €51.2 million for the fourth quarter, and 17% to €170.3 million for fiscal year 2024, compared with the same periods last year.

The Company remains focused on executing its business optimization plan and expects to complete all the previously delayed projects in 2025. The plan is designed to address current challenges, improve the overall health of the business and return the business to profitable growth.

As expected, gross profit margin decreased to 18.6% and 15.7% for the fourth quarter and full year of 2024, respectively.

Balance Sheet and Cash Flow
At December 31, 2024, the Company had cash and cash equivalents of €98.3 million and net debt

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

of €335.0 million. The Company believes that it has available liquidity to fund its strategic priorities over the next twelve months through a combination of cash on hand, available credit, cash generated from operations, and the ability to access additional financing.

Capital expenditures totaled €80.0 million and €286.6 million for the fourth quarter and fiscal year 2024, respectively, as the Company continues to ramp-up capacity in response to customer demand for high-value solutions in Fishers, Indiana and Latina, Italy.

For fiscal 2024, cash flow from operating activities was €155.8 million. For the full year 2024, cash flow used for the purchase of property, plant, and equipment, and intangible assets totaled €313.6 million, driven primarily by capital expenditures supporting strategic initiatives. The combination of increased cash flow from operations and lower capex helped drive a significant year-over-year improvement in free cash flow. As result, negative free cash flow improved to €148.5 million for fiscal 2024, compared with negative free cash flow of €333.9 million for fiscal 2023.

2025 Guidance
The Company is introducing full year 2025 guidance and expects:

•
Revenue in the range of €1,160 million to €1,190 million;
•
Adjusted EBITDA in the range of €293.0 million to €306.3 million; and
•
Adjusted diluted EPS in the range of €0.51 to €0.55.

Franco Stevanato concluded, "Looking to 2025, we remain focused on executing our key priorities and achieving our long-term objectives. The fundamentals of our business are strong, as we operate in growing end markets with favorable secular tailwinds. We continue to deliver organic growth driven by solid demand for high value solutions, and we expect to increasingly benefit from our ongoing capacity expansion projects as they continue to scale and mature. We enjoy an enviable market position and our unique value proposition makes us a partner of choice for customers. Above all, we are committed to putting the business on the right path to return to double-digit growth, expand margins and build long-term shareholder value."

Conference call: The Company will host a conference call and webcast at 8:30 a.m. (ET) on Thursday, March 6, 2025, to discuss financial results. During the call, management will refer to a slide presentation which will be available on the morning of the call on the “Financial Results” page under the Investor Relations section of the Company's website.

Pre-registration: Participants who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. We encourage participants to pre-register for the conference call using the following link: STVN conference call pre-registration.

Webcast: A live, listen-only webcast of the call will be available at the following link: STVN webcast.

Dial in: Those who are unable to pre-register may dial in by calling:

Italy: +39 02 802 09 11

United Kingdom: +44 1 212 818004

United States: +1 718 705 8796

United States Toll Free: +1 855 265 6958

Questions during the call: Participants who wish to ask questions during the call should use the HD webphone link: https://hditalia.choruscall.com/?$Y2FsbHR5cGU9MiZpbmZvPWNvbXBhbnk=.

Replay: The webcast will be archived for three months on the Company’s Investor Relations section of its website.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Forward-Looking Statements

This press release may include forward-looking statements. The words "establishing," "expects," "believe," "growing," "continue," "remains," "improve," "return," "growth," "increasingly," "believes," "continues," "remaining," "are strong," "solid," "ongoing," "enjoy," "are committed," "expand," "build," and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, the Company's future financial performance, including revenue, operating expenses and ability to maintain profitability and operational and commercial capabilities; the Company's expectations regarding the development of the industry and the competitive environment in which it operates; the expansion of the Company's plants and its expectations to increase production capacity; the global supply chain and the Company's committed orders; customer demand and customers' ability to destock higher inventories accumulated during the COVID-19 pandemic; the success of the Company's initiatives to optimize the industrial footprint, harmonize processes and enhance supply chain and logistics strategies; the Company's geographical and industrial footprint; and the Company's goals, strategies and investment plans. The forward-looking statements in this press release are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as conditions in the U.S. capital markets, negative global economic conditions, inflation, the impact of the conflict between Russia and the Ukraine, the evolving events in Israel and Gaza, supply chain and logistical challenges and other factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the geopolitical, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. For a description of the risks that could cause the Company’s future results to differ from those expressed in any such forward looking statements, refer to the risk factors discussed in our most recent annual report on Form 20-F filed and our most recent filings with the U.S. Securities and Exchange Commission. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP financial measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash/Net Debt, Free Cash Flow, and CAPEX. The Company believes that these non-GAAP financial measures provide useful and relevant information regarding its performance and improve its ability to assess our financial condition. While similar measures are widely used in the industry in which the Company operates, the financial measures it uses may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes, and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation, and its engineering excellence are central to its ability to offer value added solutions to clients. To learn more, visit: www.stevanatogroup.com.

Contact

Media Investor Relations

Stevanato Group Lisa Miles

media@stevanatogroup.com lisa.miles@stevanatogroup.com

Consolidated Income Statement

(Amounts in € millions, except per share data)

	For the three months				For the years
	ended December 31,				ended December 31,

	2024	%	2023	%	2024	%	2023	%

Revenue	330.6	100.0%	320.6	100.0%	1,104.0	100.0%	1,085.4	100.0%
Costs of Sales	232.4	70.3%	218.8	68.2%	801.7	72.6%	745.5	68.7%
Gross Profit	98.2	29.7%	101.8	31.8%	302.3	27.4%	339.9	31.3%
Other Operating Income	5.5	1.7%	3.0	0.9%	9.1	0.8%	10.4	1.0%
Selling and Marketing Expenses	5.9	1.8%	7.1	2.2%	24.9	2.3%	25.0	2.3%
Research and Development Expenses	5.6	1.7%	10.1	3.1%	31.7	2.9%	35.7	3.3%
General and Administrative Expenses	25.4	7.7%	23.6	7.4%	93.7	8.5%	88.9	8.2%
Operating Profit	66.8	20.2%	64.0	20.0%	161.1	14.6%	200.7	18.5%
Finance Income	8.7	2.6%	4.3	1.4%	22.3	2.0%	20.3	1.9%
Finance Expense	10.9	3.3%	9.5	3.0%	23.2	2.1%	31.4	2.9%
Profit Before Tax	64.6	19.6%	58.8	18.3%	160.3	14.5%	189.6	17.5%
Income Taxes	16.3	4.9%	13.6	4.2%	42.5	3.9%	43.9	4.0%
Net Profit	48.3	14.6%	45.2	14.1%	117.8	10.7%	145.7	13.4%
Earnings per share
Basic earnings per common share	0.18		0.17		0.43		0.55
Diluted earnings per common share	0.18		0.17		0.43		0.55

Average common shares outstanding	272.9		265.5		271.1		265.0
Average shares assuming dilution	272.9		265.5		271.2		265.0

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reported Segment Information

(Amounts in € millions)

	For the three months ended December 31, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	279.4	51.2	—	330.6
Inter-Segment	1.1	56.1	(57.2)	—
Revenue	280.5	107.3	(57.2)	330.6

Gross Profit	87.2	20.0	(9.0)	98.2
Gross Profit Margin	31.1%	18.6%		29.7%

Operating Profit	65.5	16.4	(15.0)	66.9
Operating Profit Margin	23.3%	15.3%		20.2%

	For the three months ended December 31, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	260.0	60.6	—	320.6
Inter-Segment	0.6	40.6	(41.2)	—
Revenue	260.6	101.2	(41.2)	320.6

Gross Profit	87.5	21.4	(7.1)	101.8
Gross Profit Margin	33.6%	21.1%		31.8%

Operating Profit	61.7	15.5	(13.2)	64.0
Operating Profit Margin	23.7%	15.3%		20.0%

	For the year ended December 31, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	933.7	170.3	—	1,104.0
Inter-Segment	4.0	187.3	(191.4)	—
Revenue	937.8	357.6	(191.4)	1,104.0

Gross Profit	268.8	56.2	(22.6)	302.3
Gross Profit Margin	28.7%	15.7%		27.4%

Operating Profit	165.6	33.1	(37.6)	161.1
Operating Profit Margin	17.7%	9.3%		14.6%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

	For the year ended December 31, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	879.3	206.1	—	1,085.4
Inter-Segment	2.0	166.7	(168.7)	—
Revenue	881.3	372.8	(168.7)	1,085.4

Gross Profit	290.2	78.3	(28.6)	339.9
Gross Profit Margin	32.9%	21.0%		31.3%

Operating Profit	187.6	53.6	(40.5)	200.7
Operating Profit Margin	21.3%	14.4%		18.5%

Cash Flow

(Amounts in € millions)

	For the three months ended December 31,		For the years ended December 31,
	2024	2023	2024	2023
Cash flow from operating activities	43.6	10.2	155.8	105.2
Cash flow used in investing activities	(91.0)	(92.3)	(310.2)	(421.2)
Cash flow from financing activities	66.3	87.7	183.2	158.0
Net change in cash and cash equivalents	18.9	5.6	28.8	(158.0)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Non GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to "Non-GAAP Financial Information" on page 4 and the tables included in this press release for a reconciliation of non-GAAP financial measures.

Reconciliation of Revenue to Constant Currency Revenue

(Amounts in € millions)

Three months ended December 31, 2024	Biopharmaceutical and Diagnostic Solutions	Engineering	Consolidated
Reported Revenue (IFRS GAAP)	279.4	51.2	330.6
Effect of changes in currency translation rates	1.1	—	1.1
Organic Revenue (Non-IFRS GAAP)	280.5	51.2	331.7

Year ended December 31, 2024	Biopharmaceutical and Diagnostic Solutions	Engineering	Consolidated
Reported Revenue (IFRS GAAP)	933.7	170.3	1,104.0
Effect of changes in currency translation rates	3.8	0.1	3.9
Organic Revenue (Non-IFRS GAAP)	937.5	170.4	1,107.9

Reconciliation of EBITDA

(Amounts in € millions)

	For the three months ended December 31,		Change	For the years ended December 31,		Change
	2024	2023	%	2024	2023	%
Net Profit	48.3	45.2	6.8%	117.8	145.7	(19.2)%
Income Taxes	16.3	13.6	20.5%	42.5	43.9	(3.1)%
Finance Income	(8.7)	(4.3)	101.6%	(22.3)	(20.3)	10.3%
Finance Expenses	10.9	9.5	13.9%	23.2	31.4	(26.2)%
Operating Profit	66.8	64.0	4.4%	161.1	200.7	(19.7)%
Depreciation and amortization and impairment of PPE	19.8	20.1	(1.6)%	80.7	78.5	2.8%
EBITDA	86.6	84.1	3.0%	241.8	279.2	(13.4)%

Calculation of Net Profit margin, Operating Profit Margin, Adjusted EBITDA Margin and Adjusted Operating Profit Margin

(Amounts in € millions)

	For the three months ended December 31,		For the year ended December 31,
	2024	2023	2024	2023
Revenue	330.6	320.6	1,104.0	1,085.4
Net Profit Margin (Net Profit/ Revenue)	14.6%	14.1%	10.7%	13.4%
Operating Profit Margin (Operating Profit/ Revenue)	20.2%	20.0%	14.6%	18.5%
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	27.5%	27.0%	23.5%	26.9%
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	21.5%	20.8%	16.2%	19.6%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,

Net Profit, and Diluted EPS

(Amounts in € millions, except per share data)

Three months ended December 31, 2024	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS
Reported	86.6	66.8	16.3	48.3	0.18
Adjusting items:
Start-up costs new plants (1)	3.8	3.8	1.0	2.8	0.01
Restructuring and related charges (2)	0.4	0.4	0.1	0.3	0.00
Other severance costs (3)	0.2	0.2	0.0	0.1	0.00
Adjusted	90.9	71.2	17.5	51.5	0.19
Adjusted Margin	27.5%	21.5%	—	—	—

Three months ended December 31, 2023	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS
Reported	84.1	64.0	13.6	45.2	0.17
Adjusting items:
Start-up costs new plants (1)	2.6	2.6	0.7	1.9	0.01
Adjusted	86.7	66.6	14.3	47.1	0.18
Adjusted Margin	27.0%	20.8%	—	—	—

Year ended December 31, 2024	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS
Reported	241.8	161.1	42.5	117.8	0.43
Adjusting items:
Start-up costs new plants (1)	13.0	13.0	3.5	9.5	0.04
Restructuring and related charges (2)	4.0	4.0	1.0	3.0	0.01
Other severance costs (3)	0.4	0.4	0.1	0.3	0.00
Adjusted	259.2	178.5	47.1	130.6	0.48
Adjusted Margin	23.5%	16.2%	—	—	—

Year ended December 31, 2023	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS
Reported	279.2	200.7	43.9	145.7	0.55
Adjusting items:	—	—	—	—	—
Start-up costs new plants (1)	12.0	12.0	3.2	8.8	0.03
Restructuring and related charges (2)	0.3	0.3	0.1	0.2	0.00
Adjusted	291.5	213.0	47.2	154.7	0.58
Adjusted Margin	26.9%	19.6%	—	—	—

(1) During the three months and the year ended December 31, 2024, the Group recorded €3.8 million and €13.0 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. During the three months and the year ended December 31, 2023, the Group recorded €2.6 million and €12.0 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs incurred prior to the commencement of commercial operations that are associated with recruiting, hiring, training and travel expenses of personnel.

(2) During the three months and the year ended December 31, 2024, the Group recorded €0.4 million and €4.0 million, respectively, of restructuring and related charges among cost of sales, research and development, and general and administrative expenses. During the year ended December 31, 2023, the Group recorded €0.3 million of restructuring and related charges among general and administrative expenses. These charges are mainly employee costs related to the reorganization of certain business functions.

(3) During the three months and the year ended December 31, 2024, the Group recorded €0.2 million and €0.4 million, respectively, related to personnel expenses, including other severance costs.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

(4) The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Capital Employed

(Amounts in € millions)

	As of December 31, 2024	As of December 31, 2023

- Goodwill and Other intangible assets	83.6	81.0
- Right of Use assets	15.7	18.2
- Property, plant and equipment	1,248.4	1,028.5
- Financial assets - investments FVTPL	0.2	0.7
- Other non-current financial assets	5.4	4.5
- Deferred tax assets	95.3	76.3
Non-current assets excluding FV of derivative financial instruments	1,448.7	1,209.2

- Inventories	245.2	255.3
- Contract Assets	168.5	172.6
- Trade receivables	296.0	301.8
- Trade payables	(231.0)	(277.8)
- Advances from customers	(16.6)	(22.9)
- Non-current advances from customers	(44.0)	(39.4)
- Contract Liabilities	(16.5)	(22.3)
Trade working capital	401.6	367.2

- Tax receivables and Other receivables	70.6	58.2
- Non-current assets held for sale	0.2	—
- Tax payables and Other liabilities	(92.2)	(107.0)
- Current Provisions	(4.1)	(1.1)
Net working capital	376.1	317.4

- Deferred tax liabilities	(12.6)	(9.6)
- Employees benefits	(7.2)	(7.4)
- Non-Current Provisions	(2.8)	(4.0)
- Other non-current liabilities	(62.7)	(48.5)
Total non-current liabilities and provisions	(85.3)	(69.5)

Capital employed	1,739.4	1,457.1

Net (debt)/ net cash	(335.0)	(324.4)

Equity	(1,404.4)	(1,132.6)

Total equity and net debt	(1,739.4)	(1,457.1)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Free Cash Flow

(Amounts in € millions)

	For the three months ended December 31,		For the years ended December 31,
	2024	2023	2024	2023
Cash Flow from Operating Activities	43.6	10.2	155.8	105.2
Interest paid	3.6	0.7	7.4	3.1
Interest received	(0.4)	(0.3)	(1.3)	(0.9)
Purchase of property, plant and equipment	(88.9)	(82.0)	(302.6)	(433.2)
Proceeds from sale of property, plant and equipment	—	0.5	3.2	0.6
Purchase of intangible assets	(2.3)	(5.1)	(11.0)	(8.7)
Free Cash Flow	(44.3)	(76.0)	(148.5)	(333.9)

Net (Debt) / Net Cash

(Amounts in € millions)

	As of December 31,	As of December 31,
	2024	2023
Non-current financial liabilities	(317.7)	(255.6)
Current financial liabilities	(116.9)	(143.3)
Other non-current financial assets - Fair value of derivatives financial instruments	—	0.6
Other current financial assets	1.3	4.4
Cash and cash equivalents	98.3	69.6
Net (Debt)/ Net Cash	(335.0)	(324.4)

CAPEX

(Amounts in € millions)

	For the three months ended December 31,		Change	For the year ended December 31,		Change
	2024	2023		€2024	2023	€
Addition to Property, plants and equipment (1)	77.7	89.6	(11.9)	275.6	444.6	(169.0)
Addition to Intangible Assets	2.3	5.1	(2.9)	11.0	8.7	2.3
CAPEX	80.0	94.7	(14.7)	286.6	453.3	(166.7)

(1) For the year ended December 31, 2023 the addition related to the grant of land by the city of Fishers amounting to €8.3 million is excluded

Reconciliation of 2025 Guidance*

Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS

(Amounts in € millions, except per share data)

	Revenue	EBITDA	Operating Profit	Net Profit	Diluted EPS
Reported	1,160-0-1,190.0	284.8-298.1	180.9-194.2	132.0-142.2	0.48-0.52
Adjusting items:
Start-up costs new plants		8.2	8.2	6.3	0.03
Adjusted	1,160.0-1,190.0	293.0-306.3	189.1-202.3	138.3-148.5	0.51-0.55

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

*Amounts may not add due to rounding

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290